

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

February 1, 2016

Via E-mail
Mr. Robert L. Salomon
Chief Financial Officer
Beazer Homes USA, Inc.
1000 Abernathy Road, Suite 260
Atlanta, Georgia 30328

Re: Beazer Homes USA, Inc.
Form 10-K for the Year Ended September 30, 2015
Filed November 10, 2015
File No. 1-12822

Dear Mr. Salomon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Management's Discussion and Analysis

Fiscal Year Ended September 30, 2014 as Compared to 2013, page 32

1. In future filings, please expand your disclosure to disclose and quantity the impact of factors, such as prices and volume, which contributed to the increase or decrease in revenues. We note such factors were not identified for the 37.2% increase in Southeast homebuilding revenue in FY 2014 from FY 2013. Please refer to Item 303(a)(3)(iii) and 303(a)(3)(iv) of Regulation S-K for guidance.

Liquidity and Capital Resources, page 32

2. Please tell us how you determined it was appropriate to classify restricted cash collaterizing your outstanding letter of credit and cash secured loans as investing

activities in the statement of cash flows. Please reference the authoritative accounting literature management relied upon.

Financial Statements

Note 13 – Income Taxes, page 63

3.   We note your disclosure on page 64 that part of the positive evidence you considered in evaluating your valuation allowance as of September 30, 2015 was your ten quarters of cumulative income from continuing operations. However, we note that in reviewing your filings that you only generated income from continuing operations before taxes in three of the last ten quarters. Please clarify for us your statement "ten quarters of cumulative income from continuing operations." In addition, please disclose the amount of pre-tax income required to realize the deferred tax assets in future periods.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact SiSi Cheng at (202) 551-5004 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction